Exhibit 99.3

TRINITY BIOTECH PLC

(Incorporated and registered in Ireland with registered number 183476)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON 30
SEPTEMBER 2025 AT 10:00 AM

Notice is hereby given that an annual general meeting of Trinity Biotech plc (the “Company”) will be held at the Company’s registered office at IDA Business Park, Bray, County Wicklow, Ireland, A98 H5C8, on 30 September 2025 at 10:00 am for the following purposes:

Ordinary Business

Resolution 1:

1.	To reappoint Grant Thornton as statutory auditor of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company.

Resolution 2:

2.	To authorise the board of directors to fix the statutory auditor’s remuneration.

Special Business

Resolution 3:

3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT, subject to and conditional upon the approval of each of Resolutions 4, 5 and 6 by the applicable requisite majority and with effect from the conclusion of the AGM, pursuant to and in accordance with the requirements of Section 83(1)(d) of the Companies Act 2014 (the “Act”), the nominal value of each of the authorised but unissued A Ordinary Shares of US$0.0109 each in the capital of the Company and the nominal value of each of the authorised and issued A Ordinary Shares of US$0.0109 each in the capital of the Company be decreased by US$0.0108 to US$0.0001, with the amount of such decrease in the case of each authorised and issued ordinary share being credited contemporaneously to the undenominated capital account of the Company.”

Resolution 4:

4.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT, subject to and conditional upon the approval of each of Resolutions 3, 5 and 6 by the applicable requisite majority and with effect from immediately after Resolution 3 taking effect, the authorised share capital of the Company be increased by the creation of an additional 15,821,300,000 new A Ordinary Shares of US$0.0001 each, such additional shares to rank pari passu in all respects with the existing A Ordinary Shares of US$0.0001 each in the capital of the Company.”

Resolution 5:

5.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT, subject to and conditional upon the approval of each of Resolutions 3, 4 and 6 and with effect from immediately after Resolution 4 taking effect, for the purposes of Section 1021 of the Act, the directors be and are generally and unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (as defined by Section 1021 of that Act (including, without limitation, any treasury shares, as defined by Section 106 of that Act)) up to a maximum amount equal to the amount of the authorised but unissued relevant securities of the Company at 11.59pm on 30 September 2025.  The authority hereby conferred shall expire five years after the date of this resolution unless previously renewed, varied or revoked by the Company.  The Company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

Resolution 6:

6.          To consider and, if thought fit, pass the following resolution as a special resolution:

“THAT, subject to and conditional upon the approval of each of Resolutions 3, 4 and 5 and with effect from immediately after Resolution 5 taking effect, the directors be and are empowered pursuant to section 1023 of the Act to allot equity securities (as defined by section 1023 of the Act) for cash pursuant to the authority conferred on the Directors of the Company by Resolution 6 above as if section 1022 of the Act did not apply to any such allotment.  The power hereby conferred shall expire at the close of business on the day five years from the date upon which the resolution is passed unless previously renewed, revoked or varied; provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.”

During the AGM the Board will present, for consideration by the shareholders, the Company’s statutory financial statements under Irish law for the fiscal year ended December 31, 2024 (including the reports of the directors and the Irish statutory auditor thereon) and a review of the Company’s affairs.

By order of the Board

John Gillard
Company Secretary

Notes:

1.
Where used in this Notice the expressions “American Depositary Receipt” or “ADR” means an American depositary receipt evidencing one or more American depositary share(s), each of which in turn represents twenty A Ordinary Shares.

2.
Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

3.
To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than 28 September 2025 at 10:00 am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

4.
The record date for the annual general meeting is 27 August 2025.  Only those shareholders on the register of members and holders of ADRs at close of business on that date are entitled to vote at the annual general meeting or at any adjournment or postponement thereof.

5.
ADR holders may instruct the ADR depositary, The Bank of New York Mellon (BNY), as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADR holders.

6.
Voting on each of the resolutions will be decided on a poll.  This means that shareholders who do not attend the annual general meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

7.	All references to time in this Notice are to Irish Standard Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).

8.	The board reserves the right to withdraw any resolution contained in this Notice from the business of the AGM at any time up to the commencement of the AGM.

9.	Board Practices, Corporate Governance and Compensation of Certain Executive Officers and Directors:

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2024 (which we refer to as our 2024 Form 20-F), contains information regarding compensation paid to our directors and certain office holders with respect to 2024. Item 6.C of our 2024 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices.

We encourage you to review those portions of our 2024 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information: https://www.sec.gov/ix?doc=/Archives/edgar/data/888721/000117891325001835/zk2533151.htm

Directors: John Gillard, Ronan O’Caoimh, Jim Walsh PhD, Andrew Omidvar PhD, Thomas Lindsay and John Paul Tivnan

Registered office: IDA Business Park, Bray, County Wicklow, Ireland